Fortuna Reports Production Figures for Third Quarter 2011

Vancouver, October 24, 2011-- Fortuna Silver Mines Inc. (NYSE: FSM / TSX: FVI / BVL: FVI) is pleased to announce consolidated production figures for the third quarter of 2011 from its San Jose mine located in Mexico and its Caylloma mine located in Peru. The Company is on schedule to deliver 2.4 million ounces of silver and 7,530 ounces of gold in 2011.

Planned silver and gold production expansion over the next 24 months

With the start of commercial operations at the San Jose mine in September, the Company is on a path to deliver sustained quarterly production growth to the planned annual rate of 4.9 million ounces of silver and 26,000 ounces of gold by Q4 2013.  In addition the Company is conducting an optimization study at the Caylloma mine.  This study is based on the 4 million tonnes of reserves, and the results, expected for Q1 2012, could lead to production expansions beyond the current 1270 tpd.

Third Quarter Consolidated Highlights

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Silver production of 673,137 ounces; 42% increase over Q3 2010

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Gold production of 1,623 ounces; 157% increase over Q3 2010

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Lead production of 4,960,154 pounds; 4% decrease over Q3 2010

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Zinc production of 5,815,486 pounds; 14% decrease over Q3 2010

Consolidated Operating Highlights:

	Three months ended September 30, 2011			Nine months ended September 30, 2011
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	115,574	37,417		332,503	37,417
Average tpd milled	1,270	693		1,250	693
Silver*
Grade (g/t)	186	108		169	108
Recovery (%)	81	87		82	87
Production (oz)	559,959	113,178	673,137	1,472,062	113,178	1,585,240

	Three months ended September 30, 2011			Nine months ended September 30, 2011
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.35	1.06		0.37	1.06
Recovery (%)	43	83		46	83
Production (oz)	563	1,060	1,623	1,802	1,060	2,862
Lead
Grade (%)	2.11			2.25
Recovery (%)	92			93
Production (lbs)	4,960,154		4,960,154	15,281,209		15,281,209
Zinc
Grade (%)	2.58			2.75
Recovery (%)	88			88
Production (lbs)	5,815,486		5,815,486	17,736,916		17,736,916

                      (*) Caylloma mine Ag recovery in Pb concentrate

Mr. Jorge Ganoza, President & CEO, commented: “This is the first quarter where we see an initial contribution to our silver and gold production from San Jose. Over the next twenty four months we plan to continue deriving quarterly growth from San Jose as we expand the mine to the designed rate of 1500 tpd and we access production panels below level 1400, where we have an increasing grade profile with depth.  At the Caylloma mine we are advancing with an optimization study based on our current reserves inventory looking to increase mining rate from the current 1270 tpd.  We expect to release results in the first quarter of 2012.”

San Jose Mine, Mexico

Commercial production was declared at San Jose on September 1st, 2011.  The operation is processing ore at a rate of 1,000tpd with ore being sourced from production blocks K, L and M. Recovery and grade of the concentrate are within eighty percent of design parameters.  The start-up of operations has been without major difficulties and management expects full design parameters will be achieved gradually over the coming months as the process continues to be fine tuned at the plant.  Average head grades of 108 g/t silver and 1.06 g/t gold in the quarter come from low grade development stock piles fed to the mill as part of the commissioning and start-up phase.

Qualified Person

Mr. Miroslav Kalinaj, P. Geo., is the Company’s Qualified Person as defined by National Instrument 43-101 and is responsible for the accuracy of the technical information in this news release.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma Silver Mine in southern Peru and the San Jose Silver-Gold Mine in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM / TSX: FVI / BVL: FVI

Investor Relations:

Management Head Office: Carlos Baca - Tel:  +51.1.616.6060, ext. 0

Corporate Office:  Ralph Rushton - Tel:  +1.604.484.4085

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.